UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LinkedIn Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53578A108

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53578A108

1.	Names of Reporting Persons. Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009 (the “Trust”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power - 18,950,697 shares[1]
	6.	Shared Voting Power - None
	7.	Sole Dispositive Power - 18,950,697 shares[1]
	8.	Shared Dispositive Power - None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,950,697[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 46.6%[3]
12.	Type of Reporting Person OO – The beneficial owner is a living trust governed by Part 5 of Division 9 of the Probate Code of the State of California.

[1]	Shares held of record by the Trust. Reid Hoffman retains sole voting and dispositive power over these shares.
[2]

Consists of 18,950,697 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[3]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 53578A108

1.	Names of Reporting Persons. Reid Hoffman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power – 18,950,697 shares[4]
	6.	Shared Voting Power - None
	7.	Sole Dispositive Power – 18,950,697 shares[4]
	8.	Shared Dispositive Power - None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 18,950,697[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 46.6%[6]
12.	Type of Reporting Person IN

[4]	Shares held of record by the Trust. Reid Hoffman retains sole voting and dispositive power over these shares.
[5]

Consists of 18,950,697 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[6]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 1.

(a)	Name of Issuer: LinkedIn Corporation

(b)	Address of Issuer’s Principal Executive Offices: 2029 Stierlin Court, Mountain View, CA 94043

Item 2.

(a)	Name of Person Filing:

i.	Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009 (the “Trust”)
ii.	Reid Hoffman

Shares are held of record by the Trust. Reid Hoffman retains sole voting and dispositive power over these shares.

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person and is:

c/o LinkedIn Corporation

2029 Stierlin Court

Mountain View, CA 94043

(c)	Citizenship: Mr. Hoffman is a United States citizen. The Trust is organized under the laws of the State of California.

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 53578A108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 18,950,697 shares[7]

(b)	Percent of class: 46.6%[8]

The foregoing percentage is based on 40,637,575 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2011. Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, the reporting persons listed in Item 4 would hold 18.7% of the total outstanding shares of the Issuer. The 18.7% is based on the combined total of 101,480,394 shares, which represents 40,637,575 shares of the Issuer’s Class A Common Stock and 60,842,819 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

a.	Trust: 18,950,697 shares
b.	Reid Hoffman: 18,950,697 shares

The reported shares are held of record by the Trust. Reid Hoffman retains sole voting and dispositive power over these shares.

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

a.	Trust: 18,950,697 shares
b.	Reid Hoffman: 18,950,697 shares

The reported shares are held of record by the Trust. Reid Hoffman retains sole voting and dispositive power over these shares.

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

[7]

Consists of 18,950,697 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock will each convert automatically into a single class of Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.

[8]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each of the undersigned certifies that, to the best of such undersigned’s respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2012

Reid Hoffman and Michelle Yee Living Trust dated October 27, 2009

/s/ Reid Hoffman
Reid Hoffman, Trustee

/s/ Michelle Yee
Michelle Yee, Trustee

/s/ Reid Hoffman
Reid Hoffman